UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZIOPHARM Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

98973P101

(CUSIP Number)

November 11, 2018

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 13 Pages

Exhibit Index: Page 12

CUSIP No. 98973P101	Page 2 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL MANAGEMENT, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,187,879
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,187,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,187,879
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 98973P101	Page 3 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL PARTNERS, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,187,879
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,187,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,187,879
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 98973P101	Page 4 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL (TX), INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,187,879
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,187,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,187,879
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 98973P101	Page 5 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) THOMAS U. BARTON
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 6,089
	6	Shared Voting Power 8,193,879
	7	Sole Dispositive Power 6,089
	8	Shared Dispositive Power 8,193,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,968
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98973P101	Page 6 of 11 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JOSEPH U. BARTON
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 30,662
	6	Shared Voting Power 8,193,879
	7	Sole Dispositive Power 30,662
	8	Shared Dispositive Power 8,193,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,224,541
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.1%
12	Type of Reporting Person (See Instructions) IN; HC

Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

ZIOPHARM Oncology, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

One First Avenue, Parris Building 34, Navy Yard Plaza

Boston, MA 02129

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	White Rock Capital Management, L.P., a Texas limited partnership (“White Rock Management”),

(ii)	White Rock Capital Partners, L.P., a Texas limited partnership (“White Rock Partners”),

(iii)	White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”),

(iv)	Thomas U. Barton and

(v)	Joseph U. Barton.

This statement relates to shares of common stock, par value $ 0.001 per share (the “Shares”), of the Issuer held for the account of White Rock Partners. White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the account of White Rock Partners. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., White Rock Partners, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Page 8 of 11 Pages

Item 2(c)	Citizenship:

(i)	White Rock Management is a Texas limited partnership;

(ii)	White Rock Partners is a Texas limited partnership;

(iii)	White Rock, Inc. is a Texas corporation;

(iv)	Thomas U. Barton is a United States citizen and

(v)	Joseph U. Barton is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e)	CUSIP Number:

98973P101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item	4. Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 27, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)	Each of White Rock Management, White Rock Partners and White Rock, Inc., may be deemed the beneficial owner of 8,187,879 Shares.

(ii)	Thomas U. Barton may be deemed the beneficial owner of 8,199,986 Shares.

(iii)	Joseph U. Barton may be deemed the beneficial owner of 8,224,541 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which each of White Rock Management, White Rock, Inc., White Rock Partners and Messrs. Barton may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding based upon the 142,379,770 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“the SEC”) on November 9, 2018 and 18,939,394 shares of the Issuer’s common stock issued in a private placement on November 11, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2018.

Page 9 of 11 Pages

Item 4(c)	Number of shares as to which the person has:

White Rock Management

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	8,187,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	8,187,879

White Rock Partners

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	8,187,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	8,187,879

White Rock, Inc.

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	8,187,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	8,187,879

Thomas U. Barton

(i)	Sole power to vote or to direct the vote:	6,089

(ii)	Shared power to vote or to direct the vote:	8,193,879

(iii)	Sole power to dispose or to direct the disposition of:	6,089

(iv)	Shared power to dispose or to direct the disposition of:	8,193,879

Joseph U. Barton

(i)	Sole power to vote or to direct the vote:	30,662

(ii)	Shared power to vote or to direct the vote:	8,193,879

(iii)	Sole power to dispose or to direct the disposition of:	30,662

(iv)	Shared power to dispose or to direct the disposition of:	8,193,879

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Page 10 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2018	WHITE ROCK CAPITAL MANAGEMENT, L.P.

	By:	White Rock Capital (TX), Inc.
Its General Partner

		By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 27, 2018	WHITE ROCK CAPITAL PARTNERS, L.P.

	By:	White Rock Capital Management, L.P.
Its General Partner

		By:	White Rock Capital (TX), Inc.
Its General Partner

			By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 27, 2018	WHITE ROCK CAPITAL (TX), INC.

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 27, 2018	THOMAS U. BARTON

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 27, 2018	JOSEPH U. BARTON

	By:	/s/ Joseph U. Barton
Joseph U. Barton

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of November 27, 2018, by and among White Rock Capital Management, L.P., White Rock Capital Partners, L.P., White Rock Capital (TX), Inc., Thomas U. Barton and Joseph U. Barton	13